SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for August 8, 2003

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Updated Trading Announcement

SASOL LIMITED

UPDATED TRADING ANNOUNCEMENT

In its Interim Profit Announcement published on 11 March 2003, Sasol advised it was likely that attributable earnings for the full financial year ending 30 June 2003 would be less than those of the previous financial year. Reference was made to wide-spread uncertainty in global markets and the slowing down of the world’s major economies, as well as the unexpected further strengthening of the Rand. With respect to its chemicals portfolio, Sasol referred to some of these businesses being exposed to serious margin pressures because of intense competition and higher energy-related feedstock costs.

In subsequent months and contrary to in-house expectations and those of many economists and financial institutions, the Rand continued to strengthen with a corresponding adverse impact on trading revenues and translation effects.

Furthermore, chemical margins particularly in Europe and North America were burdened by intensified pressure and reduced to very low levels and, in some cases, losses. Consequently, on 6 June 2003, Sasol issued a trading announcement cautioning that on the basis of prevailing assumptions it anticipated its attributable earnings for the financial year ending 30 June 2003 to be of the order of 22% below those of the previous financial year.

At the end of June, the closing Rand/US$ exchange rate of R7,50 : US$1,00 was significantly stronger than an expected rate of R8,28 : US$1,00 that was used when the trading announcement was made earlier in June. This has resulted in further adverse currency effects of some hundreds of millions of Rands. Because of these effects, and consistent with the earlier announcements that earnings for the full financial year will be less than those of the previous year, Sasol currently anticipates its attributable earnings on a comparable basis to be approximately 26% lower for the financial year that ended on 30 June 2003.

This estimate has been calculated using the same International Accounting Standards (IAS) used in the financial year preceding the financial year that ended on 30 June 2003.

However, standardizing the accounting treatment of borrowing costs under International Accounting Standards (IAS) and United States Generally Accepted Accounting Principles (US GAAP) will result in a positive effect on attributable earnings, resulting in attributable earnings calculated on a comparable basis being about 22% lower than the previous reporting period.

The Independent Accountants Report on the profit estimate is available for inspection at the offices of Sasol Limited.

It is still anticipated that the total dividend for the year ending 30 June 2003 will be the same as in the previous financial year, which will be within the Group’s targeted dividend cover range of 2,5 to 3,5.

Forward-looking statements disclaimer

In this announcement we have made certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “expect”, “will” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on March 6, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2003

	By:	/s/ (sgd) N L Joubert
		Name:	Dr N L Joubert
		Title:	Company Secretary